HOSPITALITY MULTIPLE

Organization chart 10/2021


Ronald D. Parker
CEO/ President
VP of Strategy, Digital & Marketing
Editorial Manager
Video and Social Campaign Associate
Manager of Investor Services
Web Development Manger
HMx Executive Representative & Funding Strategist
CRD # 158368
Human Resource Manager

Organization chart 10/2021

Contract Support Services


HMX
HOSPITALITY MULTIPLE
crowdengine
Investor CRM
Reporting & Document Management
SEC & FINRA Compliance
Cyber Security
VerifyInvestor.com
Accredited Investor Verification
NORTHCAPITAL
KYC Verification AML Checks
Escrow Services -Reg A, CF, D & S
Cyber Security
mazars
Annual Audits & Tax Preparation
Quarterly Financial Reviews
1-800 ACCOUNTANT
Monthly Tax Advisor
Daily Accountant
Daily Bookkeeping Specialist
Weekly Tax Analyst
RISCPoint
Chief Compliance Officer
Cyber Security